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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2004

PREEM HOLDINGS AB (publ)
(Translation of registrant's name into English)

Sandhamnsgatan 51,
S-11590, Stockholm,
Sweden
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREEM HOLDINGS AB (PUBL)
April 27, 2004	By:	/s/ PER HÖJGÅRD Per Höjgård Chief Financial Officer

FOR IMMEDIATE RELEASE

Preem Holdings AB (publ), announces intent to raise
approximately €125 million of debt financing in the international bond markets

        Stockholm, Sweden (April 27, 2004)—Preem Holdings AB (publ) (the "Company") today announced its intention to raise, subject to market and other conditions, approximately €125 million of debt financing by the issuance of senior subordinated notes through its wholly owned subsidiary, Preem Petroleum AB (publ), in the international bond markets. The Company will guarantee the notes on a senior basis. The offering is currently anticipated to close during the second quarter of 2004.

        This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act of 1933, as amended (the "Securities Act"). This press release shall not constitute an offer to sell or the solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The notes will be offered to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. The notes will not be registered under the Securities Act. Unless and until so registered, the notes may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

        This press release contains "forward-looking statements," as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company's intention to consummate the proposed transaction described above and are based on management's best assessment of the Company's strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments, including with respect to the volatility in refining margins and in market prices for crude oil and refined products, government regulation of the petroleum refining industry (including environmental regulation), and the financing of our operations and planned capital expenditures. As a result of such risks and uncertainties, there can be no assurance that the effects of unforeseen developments will not have a material adverse effect on the Company or its subsidiaries and there can be no assurance that the Company will be able to complete this proposed transaction. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2002 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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SIGNATURES
  FOR IMMEDIATE RELEASE